(a)(10)
Press Release

FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office 212.250.7171, Media
DWS Scudder Closed-end Funds 800.349.4281, Investors

DWS GLOBAL COMMODITIES STOCK FUND, INC. ANNOUNCES
EXPIRATION AND PRELIMINARY RESULTS OF TENDER OFFER
     NEW YORK, NY, July 15, 2008 — DWS Global Commodities Stock Fund, Inc. (NYSE:GCS) announced today the preliminary results of its tender offer for up to 1,004,832 of its shares of common stock, representing approximately 5% its outstanding shares. The offer expired at 5:00 p.m. Eastern time on July 14, 2008.
Based upon current information, approximately 12,571,665 shares of common stock, or approximately 62.56% of the Fund’s common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. No more than a total of 1,004,832 properly tendered shares will be accepted in exchange for cash, at a price per share equal to 98% of the net asset value per share as of the close of the regular trading session of the New York Stock Exchange on July 15, 2008. A final number of shares validly tendered and accepted pursuant to the tender offer and the tender offer price per share will be announced at a later date.
DWS Global Commodities Stock Fund, Inc. is a non-diversified, closed-end investment company currently invested in equity and commodities-linked securities of companies in commodities-related industries or issuers whose value is tied to the price of certain commodities or commodities-related indexes. The investment objective of the Fund is capital appreciation with total return as a secondary objective.
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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. The tender offer was made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully. The documents are available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Purchase shares was made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction’s laws.
Investments in funds involve risks. Because the Fund concentrates its investments in securities related to commodities, market price movements, regulatory changes and economic changes as well as adverse political or financial factors could have a significant impact on the Fund’s performance. The commodity-linked structured notes and futures contracts in which the Fund expects to invest have substantial additional risks, including risk of loss of a significant portion of their principal value and liquidity risk, as well as the risk of greater volatility.
Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.
This press release shall not constitute an offer to sell or a solicitation to buy, nor or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.
Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
DWS Scudder is part of Deutsche Asset Management, which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. Copyright © 2008 DWS Scudder Distributors, Inc. (R-4541-1 2/08)